Mailstop 3233
                                                           July 23, 2018



Via E-mail
Mark L. Kleifges
Chief Financial Officer
Government Properties Income Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634

       Re:      Government Properties Income Trust
                Form 10-K for Fiscal Year Ended
                December 31, 2017
                Filed February 27, 2018
                File No. 001-34364

Dear Mr. Kleifges:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2017

Financial Statements

Note 5. Real Estate Properties

FPO Transaction, page F-12

   1. Please explain to us how you arrived at the conclusion that your acquisition of First
      Potomac Realty Trust should be accounted for as an asset acquisition. Your response should include, but not be limited to, the following:
 Mark L. Kleifges
Government Properties Income Trust
July 23, 2018
Page 2

              A discussion of the similarities and differences in risk profiles of single tenant, multi-tenant and business parks acquired;
              A discussion of the similarities and differences in risk profiles of properties acquired based on different geographic location;
              A discussion of the assembled workforce acquired from First Potomac Realty (if any) and how the acquisition of that workforce factored into your analysis.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-
3438 if you have questions.

                                                            Sincerely,

                                                            /s/ Robert F.
Telewicz, Jr.

                                                            Robert F. Telewicz,
Jr.
                                                            Accounting Branch
Chief
                                                            Office of Real
Estate and
                                                            Commodities